Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

HMH HOLDINGS (DELAWARE), INC.

HMH Holdings (Delaware), Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, as from time to time amended (the “DGCL”), hereby certifies as follows:

1. The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by deleting Section 1 and inserting the following in lieu thereof:

1. Name. The name of the corporation is Houghton Mifflin Harcourt Company.

2. The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by deleting Section 5.1 and inserting the following in lieu thereof:

5.1 The total number of shares of all classes of capital stock (the “Capital Stock”) that the Corporation shall have authority to issue is (A): 400,000,000 shares, divided into 380,000,000 shares of Common Stock, with the par value of $0.01 per share (the “Common Stock”), and (B) 20,000,000 shares of Preferred Stock, with the par value of $0.01 per share (the “Preferred Stock”). To the extent prohibited by Section 1123(a)(6) of the Bankruptcy Code, the Corporation will not issue non-voting equity securities; provided, however, the foregoing restriction will (a) have no further force and effect beyond that required under Section 1123 of the Bankruptcy Code, (b) only have such force and effect for so long as Section 1123 of the Bankruptcy Code is in effect and applicable to the Corporation and (c) in all events may be amended or eliminated in accordance with applicable law as from time to time may be in effect. The authorized number of shares of any series of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Common Stock of the Corporation entitled to vote, and no separate vote of such series of Preferred Stock the authorized number of which is to be increased or decreased shall be necessary to effect such change.

Effective as of 7:00 p.m., Eastern time, on the date this Certificate of Amendment to the Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware, each one share of the Corporation’s Common Stock, par value $0.01 per share, issued and outstanding or held by the Corporation as treasury stock shall, automatically and without any action on the part of the respective holders thereof, be subdivided and converted into two shares of Common Stock, par value $0.01 per share, of the Corporation.

3. The foregoing amendments were duly adopted in accordance with the provisions of Sections 228 and 242 of the DGCL and shall become effective as of 7:00 p.m., Eastern time, on the date this Certificate of Amendment to the Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, HMH Holdings (Delaware), Inc. has caused this Certificate of Amendment to be executed by a duly authorized officer on this 22nd day of October, 2013.

HMH HOLDINGS (DELAWARE), INC.

By:	/s/ William F. Bayers
	Name:	William F. Bayers
	Title:	EVP, Secretary and General Counsel